FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

March 6, 2007

Item 3: News Release:

A news release dated and issued on March 6, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska closes $5,000,000 non-brokered private placement.

Item 5: Full Description of Material Change:

Vancouver, Canada,  March 6, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announces that further to its news release dated January 25, 2007, the Company has completed its non-brokered private placement and has issued 6,944,444 units for gross proceeds of $5,000,000.  Each unit consisted of one common share in the capital of the Company at a price of $0.72 and one half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.93 for a period of twelve months from the date of closing.

In connection with this closing, the Company has paid an aggregate of $136,897.88 and has issued 28,333 common shares and 44,875 share purchase warrants as finder’s fee.  Each whole warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.93 per warrant share.

In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a hold period expiring on July 7, 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 7th day of March, 2007.